

July 22, 2013

Via E-mail
Mr. Ammar Al-Joundi
Chief Financial Officer
Barrick Gold Corporation
Brookfield Place
TD Canada Trust Tower, Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Canada M5J2S1

  Re: Barrick Gold Corporation
    Form 40-F for the Year Ended December 31, 2012
    Filed March 28, 2013
    Response dated June 28, 2013
    File No. 001-09059

Dear Mr. Al-Joundi:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.4 – Management's Discussion and Analysis

Non-GAAP Financial Performance Measures

Total Cash Costs per ounce, C1 Cash Costs per pound, C3 Fully Allocated Costs per pound and All-in Sustaining Cash Costs per ounce, page 62

1. We reviewed your response to our prior comment 6 and have considered the practice of deducting by-product revenue from cost of sales. We continue to believe the presentation of this non-GAAP measure does not provide a reasonable representation of the actual

cost of producing gold to investors. Please note that by-product review can be disclosed if you continue to believe the information is useful as long as the cost of producing gold presented has not been reduced by it. Please confirm you will make this adjustment in any amended or future filings, as appropriate, on Form 40-F. Please note we are sensitive to the use of this measure throughout the industry and are evaluating avenues to express our position on a broader basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining